Room 4561

September 20, 2006

Mr. Tom Wyler
Chief Executive Officer
Optibase Ltd.
2 Gav Yam Center
Herzliya 46120, Israel

> **Re: Optibase Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **File No. 000-29992**

Dear Mr. Wyler:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

General

1. We note the agreement entered into during the third quarter of 2005 where you sold the Digital Non-Linear Editing product line activity including all service, warranty and maintenance obligations to Boris FX. You also sold certain fixed assets, entered into sublease arrangements and in conjunction with the sale you agreed to make your manufacturing facilities available to the buyer for a period of up to 24 months (i.e. Section 6.3 of the agreement). Additionally, the buyer agreed to pay the company up to $2 million in royalty fees over the 24 month

period (i.e. Section 6.6 of the agreement). Tell us what consideration you gave to reflecting the sale of the Digital Non-Linear product line in fiscal 2005 as a discontinued operation. We reference paragraphs 41-45 of SFAS 144. As part of your response, explain to us in reasonable detail, the nature and terms of the arrangement where you agreed to make available your manufacturing facilities for a 24 month time period.

2. Tell us how you considered the value of the royalty agreement in determining the gain or loss recognized on the sale of the Digital Non-Linear Product line in fiscal 2005.

Notes to Consolidated Financial Statements

Note 2e. Marketable Securities, page F-13

3. We note you classified $17.5 million of marketable securities within current assets and classified $26.7 million as long-term investments as of December 31, 2005. Tell us how the company was able to determine the appropriate classification of each of the different types of marketable securities in the balance sheet. Provide us with any authoritative literature which supports your accounting.

4. Based on your disclosures on page 42 under "Critical Accounting Policies-Impairment and classifications of marketable securities investments" you reclassified your structured notes at December 31, 2005 to reflect all structured notes that had an amortized cost in excess of fair value as non-current. You indicate that this was done since the Company has the intent and ability to hold the notes until recovery. There are numerous factors to be considered in determining whether a decline is other than temporary. The Staff has identified examples of these factors within SAB Topic 5:M. Please address the following:

   - Length of time and the extent to which the market value has been less than amortized cost for each of the specific structured notes;
   - The intent and ability of the holder to retain its investments in these structured notes to allow for any anticipated recovery in market value.
   - Address how you concluded that no impairment charge was required on these investments at 12/31/04 and that a $430,000 charge was required at 12/31/05.

   Further, the Staff notes the company recognized material amounts of financial income on the structured notes during the fiscal 2003- 2005 periods and only a minimal amount during the interim six month period of fiscal 2006. Provide us with your assumptions utilized in the applying the retrospective interest method under EITF 96-12B. We also note that during this timeframe, the unrecognized loss on these investments has continued to increase beginning in fiscal 2004 and continuing through the interim six month period of 2006, coinciding the significant increase in the underlying index (i.e. 6 month LIBOR). Please consider the above in your response so that we may evaluate your accounting for the structured notes.

Note 3: - Marketable Securities, page F-24

5. Please provide us with a breakdown between government and corporate structured notes identifying the amortized cost, any gains and losses and market value for the 2003-2005 fiscal periods and through the interim six month period of fiscal 2006. For government securities, identify the issuing government.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202)-551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or the undersigned at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Accounting Branch Chief